January 2, 2008

Mr. John P. Nolan, Accounting Branch Chief
Ms. Joyce Sweeney, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Attn: Mail Stop 4561
Washington, D.C. 20549

Re:	Cullen/Frost Bankers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007
File No. 001-13221

Dear Mr. Nolan and Ms. Sweeney:

   We are writing in response to your letter dated December 20, 2007 regarding our letter dated December 17, 2007 (the "December 17 Letter") with respect to the review of the Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2006 of Cullen/Frost Bankers, Inc. (the "Corporation"), which was filed on February 3, 2007, the Quarterly Report on Form 10-Q for the period ended March 31, 2007, which was filed on April 25, 2007 and the Quarterly Report on Form 10-Q for the period ended June 30, 2007, which was filed on July 25, 2007. Our response to your comments are provided below. For your convenience, we have restated the text of the comment.

In providing this response, the Corporation acknowledges that:

w	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings.

w	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

w	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 19 - Operating Segments, page 106

1.

We note your response to comment one of our letter dated December 6, 2007. In your response you indicate that the significant lines of businesses, banking, financial management group, and non-banks, are reported as operating segments in the company's consolidated financial statements. Please describe the nature of operations and revenues generated for each of your operating segments. Refer to paragraphs 16-24 of SFAS 131 and provide us with an analysis describing how you determined that aggregation into a single reportable segment is appropriate. In your analysis, demonstrate how the lines of businesses have similar economic characteristics and long-term financial performance by providing us with the financial performance of each line of business for the past five years.

   Response: Please refer to Note 19 - Operating Segments on page 106 of the Corporation's Form 10-K. The financial results for the Banking, Financial Management Group and Non-Banks operating segments are reported separately in the Corporation's consolidated financial statements.

2.

In future filings, please clearly describe the nature of the company's organization and management reporting structure and how you determine aggregation of identified operating segments is appropriate. Provide us with your proposed future disclosure. Refer to paragraph 26 of SFAS 131.

   Response: As indicated in our response to comment one, the financial results for the Banking, Financial Management Group and Non-Banks operating segments are reported separately in the Corporation's consolidated financial statements. The first paragraph of Note 19 - Operating Segments on page 106 of the Corporation's Form 10-K previously included disclosure regarding the types of products and services from which the Corporation's primary operating segments derive revenues. In future filings, we will also include a discussion of the Corporation's matrix organizational structure. Our proposed future disclosure, as it relates to paragraph 26 of SFAS 131, is as follows:

The Corporation is managed under a matrix organizational structure whereby significant lines of business, including Banking and the Financial Management Group (FMG), overlap a regional reporting structure. The regions are primarily based upon geographic location and include Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley, San Antonio and Statewide. The Corporation is primarily managed based on the line of business structure. In that regard, all regions have the same lines of business, which have the same product and service offerings, have similar types and classes of customers and utilize similar service delivery methods. Pricing guidelines for products and services are the same across all regions. The regional reporting structure is primarily a means to scale the lines of business to provide a local, community focus for customer relations and business development.

The Corporation has two primary operating segments, Banking and FMG, that are delineated by the products and services that each segment offers. The Banking operating segment includes both commercial and consumer banking services, Frost Insurance Agency and Frost Securities, Inc. Commercial banking services are provided to corporations and other business clients and include a wide array of lending and cash management products. Consumer banking services include direct lending and depository services. Frost Insurance Agency provides insurance brokerage services to individuals and businesses covering corporate and personal property and casualty products, as well as group health and life insurance products. Frost Securities, Inc. provides advisory and private equity services to middle market companies. The FMG operating segment includes fee-based services within private trust, retirement services, and financial management services, including personal wealth management and brokerage services. The third operating segment, Non-Banks, is for the most part the parent holding company, as well as certain other insignificant non-bank subsidiaries of the parent that, for the most part, have little or no activity. The parent company's principal activities include the direct and indirect ownership of the Corporation's banking and non-banking subsidiaries and the issuance of debt. Its principal source of revenue is dividends from its subsidiaries.

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Should you have any questions concerning the foregoing, please do not hesitate to call me at (210) 220-4841.

Sincerely,

/s/ Phillip D. Green

Phillip D. Green Group Executive Vice President and Chief Financial Officer